UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On November 16, 2023, Aptorum Group Limited (the “Company”) filed a Current Report on Form 6-K to provide its proxy statement for its 2023 annual general meeting of shareholders, which will be held on December 20, 2023, at 17 Hanover Square, Mayfair London, England W1S 1BN at 1 p.m. London Time (the “Original 6K”).

The proxy statement disclosed that 22,437,754 shares of the Company’s Class B Ordinary Shares (representing 2,243,775,400 votes) were outstanding as of the record date; however, that number represents the number of shares outstanding prior to the reverse stock split the Company effected on January 23, 2023. As previously reported, on January 23, 2023, the Company effectuated a ten-for-one share consolidation of its authorized share capital, such that every 10 Class A Ordinary Shares be consolidated into 1 Class A Ordinary Share and that every 10 Class B Ordinary Shares, be consolidated into 1 Class B Ordinary Share, par value of US$10.00 per share.

The Company is filing this amendment to the Original 6K to disclose that, on November 10, 2023, the record date for the annual meeting, there were 2,243,776 shares of our Class B Ordinary Shares (representing 224,377,600 votes) outstanding and entitled to vote at the 2023 Annual Meeting. As stated in the proxy statement, 2,937,921 shares of our Class A Ordinary Shares (representing 2,937,921 votes) were outstanding and entitled to vote at the 2023 Annual Meeting.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-268873) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: November 21, 2023	By:	/s/ Darren Lui
		Name:	Darren Lui
		Title:	Chief Executive Officer